

082-04518

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	29 June, 2007
Att:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	3 (incl. this one)

A recently released Stock Exchange Announcement follows.

Secretariat



07024818

SUPPL

PROCESSED

JUL 0 3 2007

THOMSON
FINANCIAL

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2007 JUN 29 A 4: 9

RECEIVED



Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

29 June 2007

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

Centrica plc
Registered in England & Wales No 3033054
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

29 June 2007

Centrica plc ('the Company')

Total Voting Rights

In conformity with the Disclosure and Transparency Rules ('the Rules'), we notify the market of the following:

At the date of this notice, the issued capital of the Company comprises 3,676,262,304 ordinary shares. All of these shares carry voting rights of one vote per share.

The Company does not currently hold any shares in treasury.

The above figure of 3,676,262,304 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Rules.

Robin Healy
Centrica plc
01753 494 017

